UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

February 4, 2016

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notice is hereby provided that the required Form 3F under CONSOB Regulation no. 11971/1999 was filed by Luxottica Group S.p.A. to disclose the transactions set forth below which were executed during the month of January 2016 in order to enhance the market liquidity of Luxottica Group’s ordinary shares. These transactions were carried out on the Mercato Telematico Azionario (MTA), organized and managed by Borsa Italiana S.p.A. in compliance with CONSOB’s market practices permitted under resolution no. 16839 adopted on March 19, 2009 regarding activity to support market liquidity.

The Form in Italian is available on the Company’s website (www.luxottica.com) under the Company/Investors/Shareholding/Liquidity-Enhancement section and on the authorized central storage platform eMarket Storage at www.emarketstorage.com.

Trade date	Market	Type of Transaction (Purchase/Sale)	Luxottica Group Shares Quantity	Currency	Average Price	Number of trades

January 4, 2016	MTA	Purchase	54,177	Euro	58.81	130
January 5, 2016	MTA	Purchase	15,200	Euro	57.90	40
January 5, 2016	MTA	Sale	950	Euro	58.00	1
January 6, 2016	MTA	Purchase	20,900	Euro	57.40	42
January 6, 2016	MTA	Sale	9	Euro	58.00	2
January 7, 2016	MTA	Purchase	18,050	Euro	56.47	41
January 7, 2016	MTA	Sale	16,150	Euro	57.06	38
January 8, 2016	MTA	Purchase	38,000	Euro	57.12	72
January 8, 2016	MTA	Sale	32,150	Euro	57.73	68
January 11, 2016	MTA	Purchase	18,050	Euro	56.64	41
January 11, 2016	MTA	Sale	4,750	Euro	57.32	11
January 12, 2016	MTA	Sale	46,550	Euro	58.14	115
January 13, 2016	MTA	Purchase	7,600	Euro	58.57	19
January 13, 2016	MTA	Sale	3,800	Euro	58.83	13
January 14, 2016	MTA	Purchase	22,800	Euro	57.42	91
January 14, 2016	MTA	Sale	17,100	Euro	57.90	36
January 15, 2016	MTA	Purchase	21,850	Euro	56.84	55
January 15, 2016	MTA	Sale	8,676	Euro	57.40	19
January 18, 2016	MTA	Purchase	9,621	Euro	56.56	32
January 18, 2016	MTA	Sale	16,626	Euro	57.32	42
January 19, 2016	MTA	Sale	42,431	Euro	58.26	103
January 20, 2016	MTA	Purchase	49,097	Euro	56.04	123
January 21, 2016	MTA	Purchase	17,403	Euro	55.08	45
January 21, 2016	MTA	Sale	17,224	Euro	55.54	33
January 22, 2016	MTA	Sale	14,939	Euro	56.61	56
January 25, 2016	MTA	Purchase	20,900	Euro	56.44	50
January 25, 2016	MTA	Sale	3,873	Euro	57.20	15
January 26, 2016	MTA	Purchase	13,801	Euro	55.93	30
January 26, 2016	MTA	Sale	26,600	Euro	56.62	54
January 27, 2016	MTA	Purchase	19,000	Euro	56.31	39
January 27, 2016	MTA	Sale	2,850	Euro	57.02	8
January 28, 2016	MTA	Purchase	36,100	Euro	55.46	70
January 28, 2016	MTA	Sale	14,250	Euro	56.92	41
January 29, 2016	MTA	Sale	63,650	Euro	56.35	122

January 2016  Summary

Purchase/Sale	Luxottica Group Shares Total Quantity	Total Number of Transactions

Purchases	382,549	920
Sales	332,578	777

-END-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: February 4, 2016		MICHAEL A. BOXER
Group General Counsel